STELLAR CLOSES PRIVATE PLACEMENT

PORT HUENEME, CA (January 2, 2013) -- Stellar Biotechnologies, Inc. (“Stellar” or the “Company”) (TSX-V: KLH) (PINKSHEETS: SBOTF) (Frankfurt: RBT) is pleased to announce that it has closed a non-brokered private placement announced on November 15, 2012, by the issuance of 1,998,400 units at a purchase price of CDN $0.25 per Unit to raise gross proceeds of CDN $499,600. Each unit consists of one common share in the capital of the Company and one transferable share purchase warrant, each warrant entitling the holder to purchase one additional common share in the capital of the Company on or before January 4, 2016, at a purchase price of CDN $0.40 per share.

In connection with the private placement the Company paid finder’s fees to Global Market Development LLC and Antaeus Capital, Inc. consisting of an aggregate of CDN $24,300 in cash and non-transferable options exercisable into 97,200 units in the capital of the Company on or before January 4, 2016 at a price of CDN $0.25 per unit, each unit having the same terms as the units issued in the private placement.

All securities issued by the Company pursuant to the private placement are subject to a hold period of four months and one day and cannot be resold until May 3, 2013.

The proceeds of the private placement will be used for manufacturing equipment purchases, contract research and regulatory filings related to a new product opportunity as well as general working capital.

About Stellar Biotechnologies, Inc. (www.StellarBiotech.com)

Stellar Biotechnologies, Inc. (TSX-V: KLH) (PINKSHEETS: SBOTF) (Frankfurt: RBT) is the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH). KLH is an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets. Potent, yet proven safe in humans, KLH operates as both a vital component for conjugate vaccines (targeting cancer, autoimmune, and infectious diseases) as well as an antigen for measuring immune status. Stellar Biotechnologies was founded to address the growing demand for renewable, commercial-scale supplies of high-quality, GMP-grade KLH. Stellar has developed leading practices, facilities and proprietary capabilities to address this need. To receive regular updates, enter email at bottom of http://stellarbiotechnologies.com/investors/news_releases/

Forward-Looking Statements

The Company's views as of the date of this press release should not be relied upon to represent the Company's views as of a subsequent date. While the Company anticipates that subsequent events may cause the Company's views to change, the Company disclaims any obligation to update such forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein. This news release does not constitute an offer to sell, or a solicitation of an offer to buy any of the Company's securities set out herein in the United States, or to, or for the benefit or account of, a U.S. Person or person in the United States. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of these releases.

Contact Information

• Contacts:

Stellar Biotechnologies, Inc.

Darrell Brookstein

Executive VP, Corporate Development and Finance

Phone: 805 488 2800

Email: dbrookstein@stellarbiotech.com

Investor Relations:

MZ Group

Mark A. McPartland

Senior Vice President

Phone: 1 212-301-7130

Email: markmcp@mzgroup.us

Web: www.mzgroup.us